Exhibit 77D

For RiverSource International Select Value Fund, RiverSource International Aggressive Growth Fund, RiverSource International Equity Fund and RiverSource International Small Cap Fund

At a Board of Directors meeting held on September 13-14, 2006 it was resolved that the non-fundamental policy that limits investments in securities of investment companies shall be and hereby is eliminated.